November 29, 2012

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Chambers Street Properties (the “Company”)

Form 10-K for fiscal year ended December 31, 2011 (the “Form 10-K”)

Filed March 30, 2012

File No. 0-53200

Dear Mr. Woody:

We are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2012.

For convenience of reference, each Staff comment contained in your November 14, 2012 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for fiscal year ended December 31, 2011

Item 2. Properties, page 34

Domestic Properties—Unconsolidated, page 42

1.

We note your investments in multiple unconsolidated domestic and international properties via interests in joint ventures. Given your majority interest in certain of these joint ventures please address the following:

a.

Aside from your investment in CBRE Strategic Partners Asia, please confirm whether you consider all other unconsolidated joint ventures to be variable interest entities and your bases for such conclusions.

b.

Given the conclusions within your disclosures that you applied ASC 810, please site the specific real estate-related literature relied upon illustrating that you are not considered a controlling limited partner. In your analysis, please clarify what happens in situations where the parties do not agree and whether contractually one of party has the ability to break any deadlock. Please address these items given your ownership interests, in the following joint ventures:

i.	Duke/Hulfish LLC joint venture given your 80% interest;

ii.	Afton Ridge Joint Venture given your 90% ownership; and

iii.	the two separate joint ventures with subsidiaries of the Goodman Group entered into during 2010, wherein you hold 80% interests in both your UK and European JVs.

Response: In response to the Staff’s comment, we do not consider any of our unconsolidated joint ventures to be variable interest entities (“VIE”). In addition, we determined that the Company (together with its wholly-owned subsidiaries) is not a controlling limited partner in any of these unconsolidated joint ventures which included our consideration of the deadlock provisions of each joint venture agreement.

In the following sections we consider each of the unconsolidated joint ventures individually and explain the basis for our conclusions that each of the unconsolidated joint ventures is not a VIE. In addition, we explain the application of other U.S. Generally Accepted Accounting Principles (“GAAP”) in reaching our conclusion not to consolidate each of these unconsolidated joint ventures.

Analysis of whether Duke/Hulfish LLC is a VIE

For purposes of the first analysis, the Company and its wholly-owned subsidiaries (collectively “CSP”) are the reporting enterprise and Duke/Hulfish, LLC (“Duke JV”) is the entity being evaluated as a potential VIE. The Duke JV is a limited liability company formed by Duke Realty Corporation (“Duke”) and CSP, two unrelated public companies. Duke is a publicly traded on the New York Stock Exchange company that has elected to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Duke JV strategy is to maintain geographic diversification while acquiring stabilized, newly developed, single tenant build-to-suit bulk industrial buildings sourced from Duke’s development pipeline.

CSP’s only potential variable interest in the Duke JV is its 80% limited member interest therein. CSP has no other implicit or explicit equity interest, loans, guarantees or other pecuniary interest in the Duke JV.

Duke has the following potential variable interests in the Duke JV: (1) its 20% limited member interest in the Duke JV, (2) its sole managing member interest in the Duke JV inclusive of its carried interest distribution rights, and (3) all significant servicing arrangements of the Duke JV are with entities affiliated with Duke, as follows: management, accounting, and other professional services are provided by Duke affiliates for a fee equal to the greater of (1) 2% of the base rent under each lease or (2) the amount of property management fees recoverable from a tenant as additional rent under its lease, as defined. Administration is provided by a Duke affiliate for a fee equal to 15 basis points (0.15%) per annum of the stated value of the properties owned by the Duke JV or its subsidiaries. Duke affiliates also earn lease commissions based on the gross lease value of new leases entered into by the Duke JV. Duke affiliates also provide construction management services to the Duke JV for tenant improvement projects and expansion of properties based on a fee of 10% of hard construction costs. Development services are provided by a Duke affiliate for a fee of 4% of gross defined project costs.

Power to Direct Activities of Duke JV

All major management decisions over the business and affairs of the Duke JV are exclusively vested with the executive committee which is represented by three CSP delegates and two Duke delegates. However, the executive committee operating decision making powers are all subject to veto rights of the minority owner (Duke) because all decisions reached by the executive committee require a unanimous consent/vote of all five executive committee members.

Major management decisions (“Major Decisions”) include: (1) the acquisition, sale, transfer or conveyance of any property; (2) the approval of the annual operating budget for the Duke JV and its subsidiaries (property level entities); (3) borrowing money; (4) issuance of any interests (equity or other) in the Duke JV; (5) the dissolution, termination or winding down of the entity; (6) approving lease plans, modifications or renewals of leases; (7) approval of distributions; and (8) removal of the managing member. These Major Decisions constitute the power to direct the activities of the Duke JV that most impact the economic results of the Duke JV. All other day to day operating activities are directed by Duke as managing member.

Deadlocks on Major Decisions that are not resolved through a second meeting of the executive committee trigger a reciprocal buy-sell procedure where either member (CSP or Duke) can be the company offeror and the other member assumes the role of the company offeree. The offeror stated amount represents both the value distributable through the distribution waterfall provision as the buyer or seller. The offeree has the ability to accept the offeror’s price as either the buyer or seller. In other words, the offeree can decide to buy the offeror’s interest at this price or sell its own interest to the offeror at this price.

Kick-out rights to remove Duke as managing member are granted to CSP solely in a “for cause” removal situation where “fraud” or other cause for removal is identified.

The Duke JV shall only be dissolved upon the first to occur of the following events:

(a)	the approval of the executive committee (as a Major Decision);

(b)	the entry of a decree of judicial dissolution of the Duke JV under Section 18-802 of the Delaware Limited Liability Act; or

(c)	the election of either CSP or Duke at any time after December 31, 2033.

“By-design” analysis of the Duke JV

The Duke JV was initially designed by Duke and CSP primarily to be an outlet for the sale of an 80% equity interest in Duke’s “build-to-suit” development properties as construction is completed and new leases with single tenants are commenced. CSP’s participation in the Duke JV is primarily to invest its capital and earn a reasonable yield from operations and the eventual sale of real estate assets. The Duke JV was formed as a limited liability company with CSP as the 80% limited member, and Duke as a 20% limited member and Duke as the sole managing member.

The stated purpose of the Duke JV is to own, hold and manage its properties and, from time to time, lease, improve, finance, refinance, mortgage, transfer, sell and or convey such properties and carry out other incidental activities through one or more of its subsidiaries.

The Duke JV is subject to market risks from the appreciation/depreciation in the values of its real estate properties, the increase or decrease in the credit risk of its tenant base, and the increase or decrease in market rental rates being applied to new leases or lease renewals and interest rate risk associated with incurring mortgage debt on its properties. The Duke JV is designed to create variability based on the changes in the market based conditions discussed above and the impacts each could have on the assets and operations of the entity. The variable interests that absorb this variability include the following:

•	The equity interests (limited member interests) of CSP (80%) and Duke (20%); and

•	The mortgage lenders (lending only as first trust deed holders).

According to paragraph ASC 810-10-15-14, the Duke JV has sufficient equity investment at risk to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties including equity holders. The Duke JV has continuously demonstrated that it can finance its activities without additional subordinated financial support since its inception in 2008 (inception). The Duke JV has relied on cash contributions from the CSP member and primarily in-kind contributions of Property from the Duke member during the period from inception through December 31, 2011. The Duke JV has placed market based first mortgage debt obtained from third party financial institutions on certain properties at market-based interest rates. The Duke JV equity of CSP and Duke are considered “at risk” equity investments after considering all of the exclusions in ASC 810-10-15-14(a)(1-4).

For an entity not to be a VIE, the Variable Interest Model requires that, as a group, the holders of the equity investment at risk must have the power to direct the activities of an entity that most significantly impact the entity’s economic performance through voting or similar rights, embodied in the equity instruments they hold. This power must be able to have a significant effect on the success of the entity, because as the decisions to be made by the equity holders become less significant in nature, a model that bases consolidation on ownership of voting interests becomes less relevant.

According to ASC 810-10-15-14(b)(1-3), as a group, the holders of the equity investments at risk (identified in (a) above) must have the power, through voting rights or similar rights, to direct the activities of the legal entity that most significantly impact the entities economic performance. A legal entity shall be subject to consolidation under the guidance in the VIEs subsections if, by design, any of the following conditions exist:

as a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)

The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

With respect to the Duke JV, the group of holders of equity investments at risk (including the limited membership interests held by the managing member related party entities), as a group, control the Duke JV. Due to the fact that the executive committee (which is comprised of three CSP delegates and two Duke delegates) controls the Duke JV through its control over all Major Decisions of the Duke JV, the group, as a whole, has the ability to control the Duke JV. Thus, the investors as a group do not lack the above characteristic of control.

(2)

The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

With respect to the Duke JV, losses incurred by the Duke JV shall be allocated among the holders of interest in direct proportion to the percentage interests of all interests held by persons. There is no guarantee of a return by the entity itself or by any other parties involved with the entity. In summary, all investor equity is subject to losses. Thus, they do not lack the above characteristic.

(3)

The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

With respect to the Duke JV, profits and losses earned or incurred by the Duke JV shall be allocated among the holders of interests as described in the distribution of cash flows and capital proceeds provisions of the Duke JV operating agreement. No return is capped for any interest owners.

In accordance with interpretive guidance provided for in ASC 810-10-20: The following are examples of situations in which holders of the equity investment at risk generally would not be considered capped:

•	The investment manager receives a performance-based fee equal to ten percent of all investment returns up to 15 percent, and thereafter, shares in investment returns 30/70 with the equity investors.

•

The entity is designed to serve as a profit sharing vehicle for employees of a sponsoring enterprise where fifty percent of the returns over a six-percent return on assets is allocated to the employees.

The first example is very consistent with the profit sharing performance-based investment manager distribution that goes to Duke after the 10% internal rate of return (“IRR”) is achieved for all investors on a cumulative basis. The profit allocation for Duke goes from 20% up to 40% above the 10% with the CSP interest in profits being reduced accordingly from 80% to 60% above the 10% IRR. Based on these terms, neither investors’ return is capped.

Thus, the investors as a group do not lack the above characteristic because neither investors’ return is capped.

According to ASC 810-10-15-14(c), the equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

With respect to the Duke JV, although the voting rights of investors (shared control of Major Decisions) are not proportional to their ownership interests of 80% and 20%, respectively, both conditions must be met for the entity to be a VIE. In fact, both conditions are not satisfied, and therefore, the investors as a group do not lack this characteristic. For the analysis of (ii) above, the following was prepared to address the anti-abuse provision:

The activities of the potential VIE should be compared with those of the variable interest holders in the entity to determine if the activities of the entity are most closely associated with the activities of the investor that holds the disproportionately few voting rights (or the investor’s related parties, except its de facto agents), then the entity is a VIE.

Factors considered in determining whether the activities of the entity are most closely associated with the investor (CSP) having disproportionately few voting rights compared to its economics in the Duke JV are:

•

What decisions does the investor with disproportionately few voting rights participate in, and to what extent? All investors participate in the Major Decisions of the Duke JV; unanimous consent is required for all such decisions. See above the detail description of what constitutes Major Decisions at the Duke JV.

•

Are the majority of the entity’s products or services bought from or sold to the investor with disproportionately few voting rights? No, voting rights are 50/50 requiring unanimous consent to make any Major Decisions, and the entity with disproportionately few voting rights is CSP because it owns 80% of the entity and only has 50/50 joint control over the entity.

•

Were substantially all of the entity’s assets acquired from the investor with disproportionately few voting rights? No, substantially all of the assets of the entity will be and have historically been acquired from Duke, the entity with disproportionately more voting rights relative to its ownership interest of 20% in the Duke JV.

•

Are employees of the investor with disproportionately few voting rights actively involved in managing the operations of the entity? No, Duke (the investor with disproportionately more voting rights) is the managing member responsible for day to day operations of the entity.

•	Do employees of the entity receive compensation tied to the stock or operating results of the investor with disproportionately few voting rights? No, the entity has no employees.

•

Is the investor with disproportionately few voting rights obligated to fund operating losses of the entity, or is the entity economically dependent on the investor? No, each Duke JV interest holder is required to absorb losses in proportion to their ownership interests only and exposure is limited to the capital contributed. CSP is not obligated by any agreement to fund operating losses of the entity.

•	Has the investor with disproportionately few voting rights outsourced certain of its activities to the entity, or vice versa? No.

•	Has a significant portion of the entity’s assets been leased to or from the investor with disproportionately few voting rights? No, the property leases are all with unrelated third party tenants.

•

Does the investor with disproportionately few voting rights have a call option to purchase the interests of the other investors in the entity? No, an exercisable call option does not exist as of December 31, 2011. A buy/sell arrangement does exist, but the buy/sell arrangement is for the entire Duke JV and can only be triggered by a “deadlock” event. CSP maintains the right within the Duke JV operating agreement to a fair value call option, to acquire Duke’s interest at its then fair market value, that is only exercisable after June 30, 2012 has passed and at least one of several defined events have taken place (i.e. the call is contingent and not exercisable as of December 31, 2011).

•	Do the other investors in the entity have an option to put their interests to the investor with disproportionately few voting rights? No.

Not all of these conditions must be present to conclude that the activities of the entity are conducted principally on behalf of the investor with disproportionately few voting rights. Determining whether substantially all of a potential VIE’s activities involve or are conducted on behalf of an investor with disproportionately few voting rights requires the use of professional judgment after considering all of the relevant facts and circumstances. The nature of the entity’s activities, the nature of each variable interest holder’s activities exclusive of their investment in the entity, the rights and obligations of each variable interest holder, and the role that each variable interest holder has in the entity’s operations, among other pertinent factors, should be considered.

Based on the predominance of “no” responses to the anti-abuse questions, the Duke JV activities are not principally conducted for or on behalf of CSP, and therefore, the Duke JV is not a VIE as a result of the paragraph ASC 810-10-15-14(c) analysis.

After considering each of ASC 810-10-15-14(a,b,c) above, the Duke JV is not a VIE and other GAAP should be applied in determining how CSP should present its ownership interest in the Duke JV for financial reporting purposes.

ASC 810-20-25 (EITF 04-5) and ASC 810-10-25 (EITF 96-16) Analysis – Does CSP have control over the operations and decision making of the Duke JV?

ASC 810-20-25-5 (EITF 04-5) Presumption of Control Considerations:

The assessment of whether the rights of the limited partners shall overcome the presumption of control by the general partners (managing member) is a matter of judgment that depends on facts and circumstances. The general partners do not control the limited partnership if the limited partners have either of the following:

(a)	The substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause (as distinguished from with cause); or

(b)	Substantive participating rights.

Do the limited members have the substantive ability to dissolve (liquidate) the Duke JV or otherwise remove the managing member without cause? No, the dissolution of the Duke JV or the removal of the managing member without cause requires the unanimous approval of both CSP and Duke (who is also the managing member). Therefore, the limited members do not have these abilities apart from the managing member.

For purposes of this issue, the rights underlying the limited members’ ability to dissolve (liquidate) the limited membership or otherwise remove the managing member are collectively referred to as kick-out rights. The determination of whether the kick-out rights are substantive should be based on a consideration of all relevant facts and circumstances. Substantive kick-out rights must have both of the following characteristics:

(a)

The kick-out rights can be exercised by a single limited member or a vote of a simple majority (or a lower percentage) of the limited members voting interests held by parties other than the managing members, entities under common control with the managing members or a managing member, and other parties acting on behalf of the managing members or a managing member. The Task Force observed that a kick-out right that contractually requires a vote in excess of a simple majority (such as a supermajority) of the limited partners voting interests to remove the managing member may still be substantive if the managing member could be removed in every possible voting scenario in which a simple majority of the limited partners voting interests vote for removal.

With respect to the Duke JV, the kick-out rights provided for in the Duke JV operating agreement are non-substantive and do not meet this requirement. The CSP limited membership interests can only remove the managing member (for cause). As a result, the Duke JV operating agreement terms fail to meet the paragraph ASC 810-20-25-8 requirement for the kick-out rights to allow for the without cause removal of the managing member. In addition, the dissolution provisions only allow for dissolution when agreed to by 100% of the executive committee, and therefore (due to this effective veto right of the managing member via its affiliate limited membership interest), does not allow for the unrelated limited membership interest holder (CSP) to remove the managing member without cause. Again, the kick-out rights related to the dissolution of the Duke JV also are non-substantive and do not overcome the presumption that the managing member controls the Duke JV.

As substantive kick-out rights or dissolution rights have not been identified within the Duke JV, the analysis continues under ASC 810-10-25-11 and 12 (EITF 96-16 as follows with respect to substantive participating rights:

(b)

Substantive participating rights provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.

According to ASC 810-10-25-11 (EITF 96-16), noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee:

(a)	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and

(b)	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Under ASC 810-10-25-12 (EITF 96-16), the rights noted in the preceding paragraph are participating rights because, in the aggregate, the rights allow the noncontrolling shareholder to effectively participate in decisions that occur as part of the ordinary course of the investee’s business and are significant factors in directing and carrying out the activities of the business. Individual rights, such as the right to veto the termination of management responsible for implementing the investee’s policies and procedures, should be assessed based on the facts and circumstances to determine if they are substantive participating rights in and of themselves. However, noncontrolling rights that appear to be participating rights but that by themselves are not substantive would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. The likelihood that the veto right will be exercised by the noncontrolling shareholder should not be considered when assessing whether a noncontrolling right is a substantive participating right.

With respect to the Duke JV, the form of the Duke JV and its mandate for the functioning of the executive committee allows for veto rights at both the CSP level and the Duke level which effectively grant participating rights to the limited members which would overcome the presumption that the managing member controls the Duke JV.

From the perspective of CSP as the majority shareholder (with 80% of the equity interest and control over three out of five executive committee members) and Duke as the minority shareholder (with 20% of the equity interest and two executive committee members), under ASC 810-25 (EITF 96-16) the presumption would be that CSP controls the Duke JV by virtue of its large majority ownership interest in the Duke JV and that the rights of the minority shareholder should be considered to determine if CSP controls the Duke JV and should consolidate, or if the minority owners rights are substantive participating rights and, therefore, CSP would not control the Duke JV and would therefore, not consolidate the Duke JV. The minority owner has veto rights through its right to the delegation of two members of the executive committee who can, henceforth, apply the veto rights on any Major Decision at the Duke JV because all Major Decisions require the unanimous consent of the entire five member executive committee. Major Decisions requiring unanimous consent include the minority shareholders’ (Duke’s) rights to effectively participate in the following corporate actions: (a) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures and (b) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. As a result, CSP would not be deemed to control the Duke JV due to the substantive nature of the minority owner’s (Duke’s) participating rights. Due to the shared power over all Major Decisions, which include all the activities that most impact the economic results of the Duke JV, the Duke JV is concluded to be under the common control of CSP and Duke.

Regarding “substantive participating rights” as cited above, ASC 810-10-25-13 (EITF 96-16) continues by adding: “The following factors shall be considered in evaluating whether noncontrolling rights that appear to be participating are substantive rights, that is, whether these factors provide for effective participation in significant decisions related to the investee’s ordinary course of business.”

Consideration shall be given to situations in which a majority shareholder owns such a significant portion of the investee that the noncontrolling shareholder has a small economic interest. As the disparity between the ownership interest of majority and noncontrolling shareholders increases, the rights of the noncontrolling shareholder are presumptively more likely to be protective rights and shall raise the level of skepticism about the substance of the right. Similarly, although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor’s economic interest in the investee decreases.

With respect to the Duke JV, we considered whether the 20% interest of Duke was insignificant, however, such equity interest is material to the Duke JV and, therefore, Duke’s rights are more than just protective in nature (such rights are substantive in nature). As a result, CSP’s majority ownership interest does not control the Duke JV.

In addition, we considered ASC 970-25-2, which states: the power to control may also exist with a lesser percentage of ownership by agreement with other partners (FSP SOP78-9-1, paragraph 4). On the other hand, the majority interest holder may not control the entity if one or more of the other partners have substantive participating rights that permit those other partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. The determination of whether the rights of the other partners are substantive participating rights shall be evaluated in accordance with the guidance for substantive participating rights in Subtopic 810-20. If the other partners have substantive participating rights, the presumption of control by the majority interest holder is overcome. A noncontrolling investor in a general partnership shall account for its investment by the equity method and should be guided by the provisions of Topic 323 (FSP SOP78-9-1, paragraph 4).

Conclusion on the Duke JV

Based on the above analysis of whether the Duke JV meets the requirements to be considered a VIE in accordance with ASC 810-10-25, there is sufficient equity at risk and the equity investors as a group do not lack any of the characteristics of maintaining controlling financial interest in the Duke JV. Thus, the Duke JV is not a VIE and therefore, the ownership structure shall be evaluated under ASC 810-10-25 and ASC 810-20-25, respectively. Accordingly, based on the above ASC 810-20-25 and 810-10-25 (EITF 04-5, EITF 96-16, respectively) considerations and evaluation, substantive participating rights exist for both the majority and minority limited interest holders because major decisions are under the shared control of the two limited members of the Duke JV. In other words, the Duke JV is under the common control of Duke and CSP. Based on Duke’s substantive participating rights as a minority limited interest holder, and based on Duke’s lack of control of the Duke JV in its role as managing member of the Duke JV, neither Duke nor CSP, as majority owner, have substantive control of the Duke JV. Therefore, CSP would not consolidate the Duke JV. In accordance with ASC 323-05-01 (SOP 78-9) and ASC 323-10-35 (APB 18), CSP applies the equity method to account for its ownership interest in the Duke JV.

Analysis of whether the Afton Ridge LLC Joint Venture is a VIE

For purposes of the Afton Ridge Joint Venture analysis, CSP is the reporting enterprise and Afton Ridge LLC (the “Afton JV”) is the entity being evaluated as a potential VIE. The Afton JV was formed by Childress Klein (“CK”) and CSP, two unrelated companies. CK is a privately held real estate investment and property management company located in the eastern United States. The Afton JV was designed to acquire a retail property sourced from CK’s investment property inventory. The Afton JV is the owner of a shopping center located at the intersection of US Interstate Highway I-85 and Kannapolis Parkway in Kannapolis, North Carolina.

CSP’s only potential variable interest in the Afton JV is its 90% limited interest therein. CSP has no other implicit or explicit equity interest, loans, guarantees or other pecuniary interest in the Afton JV.

CK has the following potential variable interests in the Afton JV: (1) its 10% limited interest in the Afton JV, (2) its sole managing member interest in the Afton JV and (3) all significant servicing arrangements of the Afton JV are with entities affiliated with CK, as follows: in connection with the management services it provides, the CK member is entitled to receive fees, including management, construction management and property management fees. The CK member receives an annual management fee equal to 2.5% of gross monthly collections, as defined, through September 30, 2013 and 3.0% of gross monthly collections thereafter.

Power to Direct Activities of the Afton JV

The managing member is the manager of the Afton JV and, except as otherwise provided in the joint venture agreement, has the sole and exclusive authority to manage and implement the operations and affairs of the Afton JV and to make all decisions regarding the Afton JV and its business, provided, however, that the managing member does not have the authority to make any Major Decisions (as defined below), which decisions are be made by an executive committee of the Afton JV.

“Major Decisions” and other decisions that require unanimous consent of CSP member and CK member via executive committee representation or otherwise include: (1) the acquisition, sale, transfer or conveyance of any property; (2) the approval of the annual operating budget and capital expenditure budgets for the entity; (3) borrowing money; (4) issuance of any interests (equity or other) in the Afton JV; (5) the dissolution, termination or winding down of the entity; (6) approving lease plans, modifications or renewals of leases; (7) approval of distributions, and (8) removal of the managing member without cause. These Major Decisions constitute the power to direct the activities of the Afton JV that most impact the economic results of the Afton JV. All other day to day operating activities are directed by CK as managing member.

The CK member of the Afton JV appointed one member to the executive committee, and the CSP member of the Afton JV appointed two members to the executive committee. The members established the executive committee, and vested the executive committee with the authority to act on behalf of the Afton JV and to make all Major Decisions. Except with respect to Major Decisions, any action by the executive committee shall be authorized if approved by a majority of the representatives then holding office.

A “Deadlock” shall be deemed to exist if, after receiving a Major Decision notice or after the holding of any regular or special meeting of the executive committee: (i) the executive committee has failed for any reason to mutually agree on accepting or rejecting the Major Decision for at least thirty (30) days after the Major Decision notice was given or the regular or special meeting of the executive committee and (ii) one such member has delivered a notice (a “Deadlock Notice”) to the other member in writing, given at any time before or after the end of such 30-day period that continuing failure to agree on the proposed Major Decision will constitute a Deadlock unless the Major Decision is agreed upon by the later of (A) five (5) days after the other member’s receipt of the Deadlock Notice or (B) the end of the 30-day period described above. If a Deadlock shall exist, then the CK member or the CSP member may initiate the buy-sell procedures under the Afton JV operating agreement.

Deadlock’s trigger a reciprocal buy-sell procedure where either member (the CSP member or CK member) can be the company offeror (bidding for the entire entity) and the other member assumes the role of the company offeree. The offeror’s stated amount represents both the value distributable or payable through the distribution waterfall provision as the buyer or seller of the entity (either paying the offeree its distributable or receiving from the offeree its distributable amount under the waterfall provision). The offeree has the ability to accept the offeror’s price as either the buyer or seller. In other words, the offeree can decide to buy the offeror’s interest at the offeror’s stated price or sell its own interest to the offeror at the offeror’s stated price.

Kick-out rights to remove the CK member as managing member of the Afton JV are granted to the CSP member solely in a “for cause” removal situation where “fraud,” “default” under the Afton JV operating agreement or other “for cause” removal is identified.

“By-design” analysis of the Afton JV

The Afton JV was designed by the CK member and CSP primarily to be an outlet for the sale of a 90% equity interest in a retail property that the CK member owned with the CSP member as a money-investor. CSP’s participation in the Afton JV is primarily to invest its capital in a diversified portfolio including a retail component. The Afton JV was formed with CSP member as the 90% limited member, and the CK member as a 10% limited member and the CK member as the sole managing member.

The Afton JV is subject to market risks from the appreciation/depreciation in the values of its real estate properties, the increase or decrease in the credit risk of its tenant base, and the increase or decrease in market rental rates being applied to new leases or lease renewals and interest rate risk associated with incurring mortgage debt on the its properties. The Afton JV is designed to create variability based on the changes in the market based conditions discussed above and the impacts each could have on the assets and operations of the entity. The variable interests that absorb this variability include the following:

•	The equity interests (limited interests) of CSP member (90%) and CK member (10%); and

•	The mortgage lender (lending only as a first trust deed holder)

According to paragraph ASC 810-10-15-14, the Afton JV has sufficient equity investment at risk to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties including equity holders. The Afton JV has continuously demonstrated that it can finance its activities without additional subordinated financial support since its inception in 2008. The Afton JV has relied on 90% cash contributions from the CSP member and the 10% in-kind contribution of the property from the CK member during the period from inception through the placement of approximately 55% loan-to-value ratio permanent financing on the property in October 2008 (a single mortgage note payable from an unrelated third party insurance company carrying a five year term and a market based fixed interest rate of 5.7%). Thereafter, the Afton JV has sustained its operations with no further subordinated financial support, including without any subordinated financial support from either of its members through December 31, 2011. The Afton JV equity of the CSP member and the CK member represents sufficient equity capitalization and is considered “at risk” equity investments after considering all of the exclusions in ASC 810-10-15-14(a)(1-4).

For an entity not to be a VIE, the Variable Interest Model requires that, as a group, the holders of the equity investment at risk must have the power to direct the activities of an entity that most significantly impact the entity’s economic performance through voting or similar rights, embodied in the equity instruments they hold. This power must be able to have a significant effect on the success of the entity, because as the decisions to be made by the equity holders become less significant in nature, a model that bases consolidation on ownership of voting interests becomes less relevant.

According to ASC 810-10-15-14(b)(1-3), as a group, the holders of the equity investments at risk (identified in a) above) must have the power, through voting rights or similar rights, to direct the activities of the legal entity that most significantly impact the entities economic performance. A legal entity shall be subject to consolidation under the guidance in the VIEs if, by design, any of the following conditions exist:

as a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)

The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

With respect to the Afton JV, the group of holders of equity investments at risk (including the limited membership interests held by the managing member related party entities), as a group, control the Afton JV. Due to the fact that the executive committee (which is comprised of two CSP member representatives and one CK member representative) controls the Afton JV through its control over all Major Decisions of the Afton JV, the group, as a whole, has the ability to control the Afton JV. Thus, the investors as a group do not lack the above characteristic of control.

(2)

The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

With respect to the Afton JV, losses incurred by the Afton JV shall be allocated among the holders of interest in direct proportion to the percentage interests of all interests held by persons. There is no guarantee of a return by the entity itself or by any other parties involved with the entity. In summary, all investor equity is subject to total loss. Thus, the investors as a group do not lack the above characteristic.

(3)

The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

With respect to the Afton JV, profits and losses incurred by the Afton JV shall be allocated (principally on a pro-rata basis) among the holders of interests as described in the distribution waterfall provisions of the Afton JV operating agreement. The Afton JV agreement does not provide for a carried interest/ promote interest or any other type of incentive interest to be paid out to any party. A cap would require that every dollar above a certain threshold be distributed away from one or more of the equity investors in the Afton JV. This is not the case based on the design of the Afton JV. No return is capped for any interest holder in the Afton JV. Thus, the investors as a group do not lack the above characteristic.

According to ASC 810-10-15-14(c), the equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

With respect to the Afton JV, although the voting rights of investors (shared control of Major Decisions) are not proportional to their ownership interests of 90% and 10%, respectively, both conditions must be met for the entity to be a VIE. In fact, both conditions are not satisfied, and therefore, the investors as a group do not lack this characteristic. For the analysis of (ii) above, the following was prepared to address the anti-abuse provision:

The activities of the potential VIE should be compared with those of the variable interest holders in the entity to determine if the activities of the entity are most closely associated with the activities of the investor that holds the disproportionately few voting rights (or the investor’s related parties, except its de facto agents), then the entity is a VIE.

Factors considered in determining whether the activities of the entity are most closely associated with the investor (CSP) having disproportionately few voting rights compared to its economics in the Afton JV are:

•

What decisions does the investor with disproportionately few voting rights participate in, and to what extent? All investors participate in the Major Decisions and other actions requiring unanimous consent of the CSP member and the CK member; unanimous consent is required for all such decisions. See above the detail description of what constitutes Major Decisions and other actions requiring unanimous consent.

•

Are the majority of the entity’s products or services bought from or sold to the investor with disproportionately few voting rights? No, voting rights are effectively 50/50 requiring unanimous consent to make any Major Decisions or take other actions requiring unanimous consent, and the entity with disproportionately few voting rights is CSP because it owns 90% of the entity and only has 50/50 joint control (shared control) over the Afton JV. CSP or its affiliates do not buy or sell any property to the Afton JV. In addition, CSP or its affiliates do not lease the property owned by the Afton JV.

•

Were substantially all of the entity’s assets acquired from the investor with disproportionately few voting rights? No, all of the assets of the Afton JV were acquired from the CK member, the entity with disproportionately more voting rights relative to its ownership interest of 10% in the Afton JV.

•

Are employees of the investor with disproportionately few voting rights actively involved in managing the operations of the entity? No, the CK member (the investor with disproportionately more voting rights) is the managing member and also the property manager responsible for day to day operations of the Afton JV.

•	Do employees of the entity receive compensation tied to the stock or operating results of the investor with disproportionately few voting rights? No, the Afton JV has no employees.

•

Is the investor with disproportionately few voting rights obligated to fund operating losses of the entity, or is the entity economically dependent on the investor? No, each limited interest holder is required to absorb losses in proportion to its ownership interests only and exposure to loss is limited to the amount of capital at risk. Neither the CK member nor the CSP member are obligated by any agreement to fund operating losses of the Afton JV.

•	Has the investor with disproportionately few voting rights outsourced certain of its activities to the entity, or vice versa? No.

•	Has a significant portion of the entity’s assets been leased to or from the investor with disproportionately few voting rights? No, the property leases are all with unrelated third party tenants.

•

Does the investor with disproportionately few voting rights have a call option to purchase the interests of the other investors in the entity? No, only a buy/sell arrangement exists, but no call or put options exists, and the buy/sell arrangement is for the entire Afton JV and can only currently be triggered by a “deadlock” event.

•	Do the other investors in the entity have an option to put their interests to the investor with disproportionately few voting rights? No.

Not all of these conditions must be present to conclude that the activities of the entity are conducted principally on behalf of the investor with disproportionately few voting rights. Determining whether substantially all of a potential VIE’s activities involve or are conducted on behalf of an investor with disproportionately few voting rights requires the use of professional judgment after considering all of the relevant facts and circumstances. The nature of the entity’s activities, the nature of each variable interest holder’s activities exclusive of their investment in the entity, the rights and obligations of each variable interest holder, and the role that each variable interest holder has in the entity’s operations, among other pertinent factors, should be considered.

Based on the predominance of “no” responses to the anti-abuse questions, the Afton JV activities are not principally conducted for or on behalf of CSP, and therefore, the Afton JV is not a VIE as a result of the paragraph ASC 810-10-15-14(c) analysis.

After considering each of ASC 810-10-15-14(a,b,c) above, the Afton JV is not a VIE and other GAAP should be applied in determining how CSP should present its ownership interest in the Afton JV for financial reporting purposes.

ASC 810-20-25 (EITF 04-5) and ASC 810-10-25 (EITF 96-16) Analysis – Does CSP have control over the operations and decision making of the Afton JV?

ASC 810-20-25-5 (EITF 04-5) Presumption of Control Considerations:

The assessment of whether the rights of the limited partners shall overcome the presumption of control by the general partners (managing member) is a matter of judgment that depends on facts and circumstances. The general partners do not control the limited partnership if the limited partners have either of the following:

(a)	The substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause (as distinguished from with cause); and

(b)	Substantive participating rights.

Do the limited members have the substantive ability to dissolve (liquidate) the Afton JV or otherwise remove the managing member without cause? No, the dissolution of the Afton JV or the removal of the managing member without cause requires the unanimous approval of both the CSP member and the CK member (who is also the managing member). Therefore, the limited members do not have these abilities apart from the managing member.

For purposes of this issue, the rights underlying the limited members’ ability to dissolve (liquidate) the limited membership or otherwise remove the managing member are collectively referred to as kick-out rights. The determination of whether the kick-out rights are substantive should be based on a consideration of all relevant facts and circumstances. Substantive kick-out rights must have both of the following characteristics:

(a)

The kick-out rights can be exercised by a single limited member or a vote of a simple majority (or a lower percentage) of the limited members voting interests held by parties other than the managing members, entities under common control with the managing members or a managing member, and other parties acting on behalf of the managing members or a managing member. The Task Force observed that a kick-out right that contractually requires a vote in excess of a simple majority (such as a supermajority) of the limited partners voting interests to remove the managing member may still be substantive if the managing member could be removed in every possible voting scenario in which a simple majority of the limited partners voting interests vote for removal.

With respect to the Afton JV, the kick-out rights provided in the Afton JV operating agreement are non-substantive and do not meet this requirement. The CSP limited membership interests can only remove the managing member (for cause). As a result, the Afton JV operating agreement terms fail to meet the paragraph ASC 810-20-25-8 requirement for the kick-out rights to allow for the without cause removal of the managing member. In addition, the dissolution provisions only allow for dissolution when agreed to by unanimous consent of the executive committee, and therefore (due to this effective veto right of the CK managing member via its limited membership interest), does not allow for the unrelated limited membership interest holder (CSP) to remove the managing member without cause. As noted above, the kick-out rights related to the dissolution of the Afton JV also are non-substantive requiring unanimous consent and do not overcome the presumption that the managing member controls the Afton JV.

As substantive kick-out rights or dissolution rights have not been identified within the Afton JV, the analysis continues under ASC 810-10-25-11 and 12 (EITF 96-16) as follows with respect to substantive participating rights:

(b)

Substantive participating rights provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.

According to ASC 810-10-25-11 (EITF 96-16), noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee:

(a)	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and

(b)	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Under ASC 810-10-25-12 (EITF 96-16), the rights noted in the preceding paragraph are participating rights because, in the aggregate, the rights allow the noncontrolling shareholder to effectively participate in decisions that occur as part of the ordinary course of the investee’s business and are significant factors in directing and carrying out the activities of the business. Individual rights, such as the right to veto the termination of management responsible for implementing the investee’s policies and procedures, should be assessed based on the facts and circumstances to determine if they are substantive participating rights in and of themselves. However, noncontrolling rights that appear to be participating rights but that by themselves are not substantive would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. The likelihood that the veto right will be exercised by the noncontrolling shareholder should not be considered when assessing whether a noncontrolling right is a substantive participating right.

With respect to the Afton JV, the form of the Afton JV and its mandate for the functioning of the executive committee allows for veto rights by both the CSP member and the CK member which effectively grant participating rights to the limited members which would overcome the presumption that the managing member controls the Afton JV.

From the perspective of CSP member as the majority shareholder (with 90% of the equity interest) and CK member as the minority shareholder (with 10% of the equity interest), under ASC 810-25 (EITF 96-16) the presumption would be that CSP member controls the Afton JV by virtue of its large majority ownership interest in the Afton JV and that the rights of the minority shareholder should be considered to determine if CSP member controls the Afton JV and should consolidate, or if the minority owners rights are substantive participating rights and, therefore, CSP member would not control the Afton JV and would therefore, not consolidate the Afton JV. The minority owner has veto rights through its right to the delegation a member of the executive committee who can, henceforth, apply the veto rights on any Major Decision because all Major Decisions require the unanimous consent of the executive committee. Major Decisions requiring unanimous consent include the minority shareholders’ (CK member) rights to effectively participate in the following corporate actions: (a) selecting, terminating, and setting the compensation of management responsible for implementing the Afton JV’s policies and procedures and (b) establishing operating and capital decisions of the Afton JV, including budgets, in the ordinary course of business. As a result, CSP member would not be deemed to control the Afton JV due to the substantive nature of the minority owner’s (CK member) participating rights.

Regarding “substantive participating rights” as cited above, ASC 810-10-25-13 (EITF 96-16) continues by adding: “The following factors shall be considered in evaluating whether noncontrolling rights that appear to be participating are substantive rights, that is, whether these factors provide for effective participation in significant decisions related to the investee’s ordinary course of business.”

Consideration shall be given to situations in which a majority shareholder owns such a significant portion of the investee that the noncontrolling shareholder has a small economic interest. As the disparity between the ownership interest of majority and noncontrolling shareholders increases, the rights of the noncontrolling shareholder are presumptively more likely to be protective rights and shall raise the level of skepticism about the substance of the right. Similarly, although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor’s economic interest in the investee decreases.

With respect to the Afton JV, we considered whether the 10% interest of CK members was insignificant, however, such equity interest is material to the Afton JV and, therefore, CK member’s rights are more than just protective in nature (such rights are substantive in nature). As a result, CSP member’s majority ownership interest does not control the Afton JV.

In addition we considered ASC 970-25-2, which states: the power to control may also exist with a lesser percentage of ownership by agreement with other partners (FSP SOP78-9-1, paragraph 4). On the other hand, the majority interest holder may not control the entity if one or more of the other partners have substantive participating rights that permit those other partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. The determination of whether the rights of the other partners are substantive participating rights shall be evaluated in accordance with the guidance for substantive participating rights in Subtopic 810-20. If the other partners have substantive participating rights, the presumption of control by the majority interest holder is overcome. A noncontrolling investor in a general partnership shall account for its investment by the equity method and should be guided by the provisions of Topic 323 (FSP SOP78-9-1, paragraph 4).

Conclusion on the Afton JV

Based on the above analysis of whether the Afton JV meets the requirements to be considered a VIE in accordance with ASC 810-10-25, there is sufficient equity at risk and the equity investors as a group do not lack any of the characteristics of maintaining a controlling financial interest in the Afton JV. Thus, the Afton JV is not a VIE and therefore, the ownership structure shall be evaluated under

ASC 810-10-25 and ASC 810-20-25, respectively. Accordingly, based on the above ASC 810-20-25 and 810-10-25 (EITF 04-5, EITF 96-16, respectively) considerations and evaluation, substantive participating rights exist for both the majority and minority limited interest holders because major decisions are under the shared control of the two limited members of the Afton JV. In other words, the Afton JV is under the common control of the CK member and the CSP member. Based on the CK member’s substantive participating rights as a minority limited interest holder, and based on the CK member’s lack of control of the Afton JV entity in its role as managing member thereof, neither CK nor CSP, as majority owner, have substantive control of the Afton JV. Therefore, CSP would not consolidate the Afton JV. In accordance with ASC 323-05-01 (SOP 78-9) and ASC 323-10-35 (APB 18), CSP applies the equity method to account for its ownership interest in the Afton JV.

Analysis of whether the Goodman JVs are VIEs

For purposes of the Goodman Princeton Holdings (Luxembourg) and (United Kingdom) joint ventures analysis, CSP is the reporting enterprise and Goodman Princeton Holdings (Luxembourg and United Kingdom) joint ventures (collectively, the “Goodman JVs”) are the entities being evaluated as potential VIEs. The Goodman JVs were formed by Goodman Europe and UK (“Goodman”) and CSP, two unrelated companies. Goodman is a publicly traded entity based in Australia. The Goodman JVs are designed to acquire stabilized, newly developed, single tenant build-to-suit bulk industrial/distribution warehouse buildings sourced from Goodman’s European and United Kingdom development pipelines.

CSP’s only potential variable interest in the Goodman JVs is its 80% limited interest therein. CSP has no other implicit or explicit equity interest, loans, guarantees or other pecuniary interest in the Goodman JVs.

Goodman has the following potential variable interests in the Goodman JV: (1) its 20% limited interest in the Goodman JV, (2) its sole investment advisor role in the Goodman JVs, (3) its carried interest or promote interest in the distributions of the Goodman JVs and (4) all significant servicing arrangements of the Goodman JVs are with entities affiliated with Goodman, as follows: Goodman serves as the investment advisor and the property manager (property servicer) and the development manager for the Goodman JV’s. Goodman was appointed at the formation of Goodman JV’s to these roles, and will not be able to be removed from these management roles without unanimous consent of Goodman and CSP, or for matters of cause (i.e. gross negligence and breach of contract). Fees earned by Goodman for providing services to the Goodman JVs include the following: (i) acquisition fees (none on assets contributed by Goodman); (ii) internal cost recovery on assets purchased from third-parties; (iii) development (4.0% of total project costs (excluding land); (iv) project management (2% of construction costs); (v) joint venture administration fee (0.35% per year on current value); (vi) leasing (landlord’s representative, various rates depending on Goodman’s role); and (vii) promote/carried interest (see distribution provisions below).

Power to Direct Activities of the Goodman JVs

The Goodman member of the Goodman JVs appointed two members to the board of directors (representing the “A” directors), and the CSP member of the Goodman JVs appointed three members to the board of directors (representing the “B” directors).

Each of the directors has one vote provided that the A directors’ votes shall be considered collectively as one vote and the B directors’ votes shall collectively be considered as one vote and no matter shall be given effect to unless the A directors present have exercised their collective vote in favor of the matter in question and the B directors present have exercised their collective vote in favor of the matter in question (which in effect requires that the A directors and the B directors each cast their 50/50 vote to be in unanimous favor to approve any matters before the board). The board is responsible for voting/approving all Major Decisions (as defined below) and Reserved Matters (as defined below).

Where the A directors disagree as to which way to exercise their collective single vote the A directors shall be deemed to have exercised their collective vote against the proposed resolution.

Where the B directors disagree as to which way to exercise their collective single vote the B directors shall be deemed to have exercised their collective vote against the proposed resolution.

“Major Decisions” include: (1) the acquisition, sale, transfer or conveyance of any property; (2) the approval of the annual operating budget and capital expenditure budgets for the Goodman JVs and its subsidiaries (property level entities); (3) borrowing money; (4) issuance of any interests (equity or other) in the Goodman JVs; (5) the dissolution, termination or winding down of the entity; (6) approving lease plans, modifications or renewals; (7) approval of distributions and (8) removal of the investment advisor (managing member). These Major Decisions constitute the power to direct the activities of the Goodman JVs that most impact the economic results of the Goodman JV’s. All other day to day operating activities are directed by Goodman as investment advisor.

“Reserved Matters” must also have unanimous consent of the board and are defined as follows:

•	The winding up of the Goodman JV’s and any indirect investment vehicles, including:

•	The admittance of a third party shareholder into the Goodman JV’s; and

•	Any alteration to the articles, constitutional documents of any indirect investment vehicle and the Goodman JV operating agreement.

“Deadlocks” arise when either of the A directors’ vote or the B directors’ vote is cast against a proposed resolution regarding any Major Decision or Reserved Matter. Deadlocks that are not resolved through a second meeting of the board of directors, a follow-up meeting of the president of Goodman and the chief executive officer of CSP on the matter, and a 20 day notice period trigger a reciprocal buy-sell procedure where either member (CSP or Goodman) can be the property offeror and the other member assumes the role of the property offeree. The offeree has the ability to accept the offeror’s price as either the buyer or seller. In other words, the offeree can decide to buy the offeror’s property interest at the offeror’s price or sell its own interest in the property to the offeror at the offeror’s price.

Kick-out rights to remove Goodman as investment advisor are granted to the CSP member solely in a “for cause” removal situation where “fraud” or other cause for removal is identified.

“By-design” analysis of the Goodman JVs

The Goodman JVs were designed by Goodman primarily to be an outlet for the sale of an 80% equity interest in Goodman’s build-to-suit development properties as construction is completed and new leases with single tenants are commenced. CSP’s participation in the Goodman JVs is primarily to invest its capital in a diversified portfolio including Europe and the United Kingdom and earn a reasonable yield from operations and the eventual sale of real estate assets within the Goodman JVs. The Goodman JVs were formed as limited liability entities with CSP as the 80% limited interest holder, and Goodman as a 20% limited interest holder and Goodman as the sole investment advisor.

The Goodman JVs are subject to market risks from the appreciation/depreciation in the values of its real estate properties, the increase or decrease in the credit risk of its tenant base, and the increase or decrease in market rental rates being applied to new leases or lease renewals and interest rate risk associated with incurring mortgage debt on its properties. The Goodman JVs are designed to create variability based on the changes in the market based conditions discussed above and the impacts each could have on the assets and operations of the Goodman JVs. The variable interests that absorb this variability include the following:

•	The equity interests (limited interests) of CSP (80%) and Goodman (20%).

According to paragraph ASC 810-10-15-14, the Goodman JVs have sufficient equity investment at risk to permit each of the legal entities to finance its activities without additional subordinated financial support provided by any parties including equity holders. The Goodman JVs have continuously demonstrated that they can finance their activities without additional subordinated financial support since their inceptions in 2010. The Goodman JVs have relied on cash contributions from the CSP member and primarily in-kind contributions of property from the Goodman member during the period from inception through December 31, 2011. The Goodman JVs have never placed any debt on the entities or the underlying properties. Operating without any debt, the Goodman JVs have relied solely on the equity contributions of the members to sustain their operations successfully for two years.

The Goodman JVs equity of CSP and Goodman are considered “at risk” equity investments after considering all of the exclusions in ASC 810-10-15-14(a) (1-4).

Within the Goodman Luxembourg JV, the preferred equity certificates of CSP and Goodman (issued at an 80%/20% ratio) participate substantially in the earnings and losses of the entity as demonstrated by the following:

a.

The preferred equity is subject to total loss from the results solely produced by the entity. The preferred equity is not protected from loss by the joint venture or any of the members of the joint venture.

b.	The preferred equity participates significantly in the earnings of the entity through its 10% cumulative preferred return. The expected five year hold period of the entity through 2015 and the resulting lease-up and disposition of the properties is projected to yield a final IRR of 12 to 15% of which 10% will be returned to the preferred equity holders through income and capital transaction dispositions. Based on this expected outcome of an eventual sale of the properties at a 15% IRR for example, more than 65% of the profits of the entity will go to the preferred equity holders so significant participation is assured. The members each participate as common members above the 10% cumulative preferred return based on an 80/20% split of the 68% of distributions attributable thereto, with 32% of distributions above the 10% cumulative preferred return going to Goodman as its carried interest.

Within the Goodman United Kingdom JV, common equity was issued at an 80%/20% ratio between CSP and Goodman, respectively, and this common equity has preferred distribution rights over the managing member’s carried interest distributions. The common equity participates substantially in the earnings and losses of the entity as demonstrated by the following:

a.

The common equity (with preferred distributions) is subject to total loss from the results solely produced by the entity. The common equity is not protected from loss by the entity or any of the members involved with the entity.

b.

The common equity (with preferred distributions) participates significantly in the earnings of the entity through its 10% cumulative preferred return. Thereafter, above a 10% IRR, the common equity earns 20%/80% split of the 68% returned to the A and B shareholders, with 32% going to Goodman as the carried interest holder. The expected five year hold period of the entity through 2015 and the resulting lease-up and disposition of the properties is projected to yield a final IRR of 12 to 15% of which 10% will be returned to the common equity holders through income and capital transaction dispositions. Based on this expected outcome of an eventual sale of the properties at a 15% IRR for example, more than 75% of the profits of the entity will go to the common equity holders so significant participation is assured.

For an entity not to be a VIE, the Variable Interest Model requires that, as a group, the holders of the equity investment at risk must have the power to direct the activities of an entity that most significantly impact the entity’s economic performance through voting or similar rights, embodied in the equity instruments they hold. This power must be able to have a significant effect on the success of the entity, because as the decisions to be made by the equity holders become less significant in nature, a model that bases consolidation on ownership of voting interests becomes less relevant.

According to ASC 810-10-15-14(b)(1-3) As a group, the holders of the equity investments at risk (identified in a) above) must have the power, through voting rights or similar rights, to direct the activities of the legal entity that most significantly impact the entities economic performance. A legal entity shall be subject to consolidation under the guidance in the VIEs subsections if, by design, any of the following conditions exist:

as a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)

The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

With respect to the Goodman JVs, we note that CSP contributed cash for their 80% equity ownership in each of the Goodman JVs. We additionally note that Goodman’s net investment (after acquisition fees) would still be substantial in both of the Goodman JVs with the acquisition fees returning only approximately 10% of Goodman equity contributions. The investments of CSP and Goodman in the Goodman JVs are non-transferrable to third parties (as required under the shareholders agreement) for a period of five years during the designated term of each of the entities. Based on the equity investment at risk and the lock-up period of at least five years for the equity investments, the equity investors as a group control each of the Goodman JVs consistent with the guidance in paragraph (b)-1. In CSP and Goodman’s capacity as directors with 50/50 voting rights over Major Decisions and Reserved Matters of each Goodman JV, CSP and Goodman jointly have the power to control those activities of these entities that most impact their economic results. Accordingly, the equity investors as a group do have the power to direct each entity’s activities that most impact their economic results and thus, the entities do not lack the above characteristic.

(2)

The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

With respect to the Goodman JVs, losses incurred by the Goodman JVs shall be allocated among the holders of interest in direct proportion to the percentage interests of all interests held by persons. There is no guarantee of a return by the entity itself or by any other parties involved with the entity. In summary, all investor equity is subject to losses. Thus, the entities do not lack the above characteristic.

(3)

The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

With respect to the Goodman JVs, profits and losses earned or incurred by the Goodman JVs shall be allocated among the holders of interests as described in the distribution provisions of the agreements. No return is capped for any equity investor because the promote/carried interest that is earned by Goodman does not cap the distributions to the CSP member at any threshold (it only reduces the amount that CSP receives to 68% of every dollar distributed above an 11% IRR, with 32% of such excess distributions going to Goodman as its carried interest). A cap would require that every dollar above a certain threshold was distributed away from one or more of the equity investors in the entity. This is not the case based on the design of the entity. No return is capped for any interest owners. Thus, the entities do not lack the above characteristic.

According to ASC 810-10-15-14(c), the equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

With respect to the Goodman JVs, although the voting rights of investors (shared control of Major Decisions) are not proportional to their ownership interests of 80% and 20%, respectively, both conditions must be met for the entity to be a VIE. In fact, both conditions are not satisfied, and therefore, the investors as a group do not lack this characteristic. For the analysis of (ii) above, the following was prepared to address the anti-abuse provision:

The activities of the potential VIE should be compared with those of the variable interest holders in the entity to determine if the activities of the entity are most closely associated with the activities of the investor that holds the disproportionately few voting rights (or the investor’s related parties, except its de facto agents), then the entity is a VIE.

Factors considered in determining whether the activities of the entity are most closely associated with the investor (CSP) having disproportionately few voting rights compared to its economics in the Goodman JVs are:

•

What decisions does the investor with disproportionately few voting rights participate in, and to what extent? All investors participate in the Major Decisions and Reserved Matters of the Goodman JVs; unanimous consent is required for all such decisions. See above the detail description of what constitutes Major Decisions and Reserved Matters at the Goodman JVs.

•

Are the majority of the entity’s products or services bought from or sold to the investor with disproportionately few voting rights? No, voting rights are 50/50 requiring unanimous consent to make any Major Decisions ore Reserved Matters, and the entity with disproportionately few voting rights is CSP because it owns 80% of the entity and only has 50/50 joint control over the entity. CSP or its affiliates do not buy or sell any property to the entity. In addition, CSP or its affiliates do not lease any of the properties owned by the entity.

•

Were substantially all of the entity’s assets acquired from the investor with disproportionately few voting rights? No, all of the assets of the entity were acquired from Goodman, the entity with disproportionately more voting rights relative to its ownership interest of 20% in the Goodman JVs.

•

Are employees of the investor with disproportionately few voting rights actively involved in managing the operations of the entity? No, Goodman (the investor with disproportionately more voting rights) is the investment advisor and property manager responsible for day to day operations of the entities.

•	Do employees of the entity receive compensation tied to the stock or operating results of the investor with disproportionately few voting rights? No, the entity has no employees.

•

Is the investor with disproportionately few voting rights obligated to fund operating losses of the entity, or is the entity economically dependent on the investor? No, each limited interest holder is required to absorb losses in proportion to its ownership interests only and exposure to loss is limited to the amount of capital contributed. Neither Goodman nor CSP are obligated by any agreement to fund operating losses of the Goodman JVs.

•	Has the investor with disproportionately few voting rights outsourced certain of its activities to the entity, or vice versa? No.

•	Has a significant portion of the entity’s assets been leased to or from the investor with disproportionately few voting rights? No, the property leases are all with unrelated third party tenants.

•

Does the investor with disproportionately few voting rights have a call option to purchase the interests of the other investors in the entity? No, only a buy/sell arrangement exists, but no call or put option exists, and the buy/sell arrangement for an entire Goodman JV (the entire Luxembourg or United Kingdom entity) does not take effect until the initial five year term of the Goodman JVs has passed (i.e. 2015).

•	Do the other investors in the entity have an option to put their interests to the investor with disproportionately few voting rights? No.

Not all of these conditions must be present to conclude that the activities of the entity are conducted principally on behalf of the investor with disproportionately few voting rights. Determining whether substantially all of a potential VIE’s activities involve or are conducted on behalf of an investor with disproportionately few voting rights requires the use of professional judgment after considering all of the relevant facts and circumstances. The nature of the entity’s activities, the nature of each variable interest holder’s activities exclusive of their investment in the entity, the rights and obligations of each variable interest holder, and the role that each variable interest holder has in the entity’s operations, among other pertinent factors, should be considered.

Based on the predominance of “no” responses to the anti-abuse questions, The Goodman JVs activities are not principally conducted for or on behalf of CSP, and therefore, neither Goodman JV is a VIE as a result of the paragraph ASC 810-10-15-14(c) analysis.

After considering each of ASC 810-10-15-14(a,b,c) above, neither Goodman JV is a VIE and other GAAP should be applied in determining how CSP should present its ownership interest in the Goodman JVs for financial reporting purposes.

ASC 810-10-25 (EITF 96-16) Analysis – Does CSP have control over the operations and decision making of the Goodman JVs?

All Major Decisions over the business and affairs of the Goodman JVs are exclusively vested with the board of directors which is represented by three CSP delegates and two Goodman delegates.

However, the board of directors operating decision making powers are all subject to veto rights of the minority owner (Goodman) because all decisions reached by the board of directors require a unanimous consent/vote of the board of directors.

The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares. In some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the minority shareholder (hereafter referred to as minority rights). Minority rights may prevent the owner of more than 50 percent of the voting shares from having a controlling financial interest. Those minority rights may have little or no impact on the ability of a shareholder with a majority voting interest to control the investee’s operations or assets, or, alternatively, those rights may be so restrictive as to call into question whether control rests with the majority owner.

CSP and its affiliates have an approximately 80% equity ownership interest in each of the Goodman JVs. However, the advisor to the Goodman JVs is the 20% equity owner of each of the Goodman JVs and the significant activities of each is jointly controlled by the two members (CSP and Goodman) via their joint control via the unanimous approval requirements for the board of directors votes on Major Decisions and Reserved Matters. This meets the definition of participating rights in accordance with ASC 810-10-25 (EITF 96-16).

The EITF Issue differentiates protective rights and participation rights, clarifying that participation rights include being a part of the day to day decision making. The analysis should consider ASC 810-10-25-11 and 12 (EITF 96-16):

Substantive participating rights provide the minority member (Goodman) with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the Entity’s business.

ASC 810-10-25-11 (EITF 96-16), noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee:

(a)	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and

(b)	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

ASC 810-10-25-12 (EITF 96-16), the rights noted in the preceding paragraph are participating rights because, in the aggregate, the rights allow the noncontrolling shareholder to effectively participate in decisions that occur as part of the ordinary course of the investee’s business and are significant factors in directing and carrying out the activities of the business. Individual rights, such as the right to veto the termination of management responsible for implementing the investee’s policies and procedures, should be assessed based on the facts and circumstances to determine if they are substantive participating rights in and of themselves. However, noncontrolling rights that appear to be participating rights but that by themselves are not substantive would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. The likelihood that the veto right will be exercised by the noncontrolling shareholder should not be considered when assessing whether a noncontrolling right is a substantive participating right.

With respect to the Goodman JVs, the form of the board of directors which allows for veto rights at the entity level by either the Goodman or the CSP member because all Major Decisions and Reserved Matters require unanimous approval by both investors board members. Major Decisions requiring unanimous consent include the minority shareholders’ (Goodman’s) rights to effectively participate in the following corporate actions: (a) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures and (b) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. As a result, CSP would not be deemed to control the Goodman JV due to the substantive nature of the minority owner’s (Goodman’s) participating rights. The substantive nature of these participating rights held by Goodman (in the form of its 50% voting rights on all Major Decisions and Reserved Matters) overcome the presumption that CSP (as the majority shareholder) should consolidate the Goodman JV’s. Each Goodman JV is jointly controlled by CSP and Goodman by virtue of the design of the 50/50 voting interest model of each entity.

Regarding “substantive participating rights” as cited above, ASC 810-10-25-13 (EITF 96-16) continues by adding: “The following factors shall be considered in evaluating whether noncontrolling rights that appear to be participating are substantive rights, that is, whether these factors provide for effective participation in significant decisions related to the investee’s ordinary course of business.”

Consideration shall be given to situations in which a majority shareholder owns such a significant portion of the investee that the noncontrolling shareholder has a small economic interest. As the disparity between the ownership interest of majority and noncontrolling shareholders increases, the rights of the noncontrolling shareholder are presumptively more likely to be protective rights and shall raise the level of skepticism about the substance of the right. Similarly, although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor’s economic interest in the investee decreases.

With respect to the Goodman JV’s, consideration was given to whether the 20% interest of Goodman was insignificant, however, such equity interest is material to each of the Goodman JVs and, therefore, Goodman’s rights are more than just protective in nature (such rights are substantive in nature). As a result, CSP’s majority ownership interest does not control either of the Goodman JVs.

In addition we considered ASC 970-25-2, which states: the power to control may also exist with a lesser percentage of ownership by agreement with other partners (FSP SOP78-9-1, paragraph 4). On the other hand, the majority interest holder may not control the entity if one or more of the other partners have substantive participating rights that permit those other partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. The determination of whether the rights of the other partners are substantive participating rights shall be evaluated in accordance with the guidance for substantive participating rights in Subtopic 810-20. If the other partners have substantive participating rights, the presumption of control by the majority interest holder is overcome. A noncontrolling investor in a general partnership shall account for its investment by the equity method and should be guided by the provisions of Topic 323 (FSP SOP78-9-1, paragraph 4).

Conclusion on the Goodman JVs

Based on the above analysis of whether the Goodman JVs meet the requirements to be considered VIEs in accordance with ASC 810-10-15-14, there is sufficient equity at risk and the equity investors as a group do not lack any of the characteristics of maintaining controlling financial interest in either of the Goodman JVs. Thus, neither of the Goodman JVs is a VIE, and therefore, the ownership structure shall be further evaluated under ASC 810-10-25 (EITF 96-16 and ARB 51). Accordingly, based on the above ASC 810-10-25 (EITF 96-16) considerations and evaluation, substantive participating rights exist for both the majority and minority members. The Goodman JVs are each under the joint or common control of CSP and Goodman. Based on Goodman’s substantive participating rights as a minority limited interest holder, and based on CSP’s lack of control of either Goodman JV entity, neither Goodman nor CSP have substantive control of the Goodman JVs. Therefore, CSP would not consolidate either of the Goodman JVs. In accordance with ASC 323-05-01 (SOP 78-9) and ASC 323-10-35 (APB 18), CSP applies the equity method to account for its ownership interest in each of the Goodman JVs.

2.	Notwithstanding the above, please tell us the basis for determining that Duke/Hulfish LLC is an entity under common control with Duke.

In response to the Staff’s comment, all Major Decisions over the business and affairs of the Duke JV, including those decisions that drive the activities that most impact the economic results of the Duke JV, are exclusively vested with the executive committee which is represented by three CSP delegates and two Duke delegates. However, the executive committee Major Decision making powers are all subject to veto rights of the minority owner (Duke) because all decisions reached by the executive committee require a unanimous consent/vote of all five executive committee members.

Major Decisions include: (1) the acquisition, sale, transfer or conveyance of any property; (2) the approval of the annual operating budget for the Duke JV and its subsidiaries (property level entities); (3) borrowing money; (4) issuance of any interests (equity or other) in the Duke JV; (5) the dissolution, termination or winding down of the entity; (6) approving lease plans, modifications or renewals; (7) approval of distributions, and (8) removal of the managing member. These Major Decisions constitute the power to direct the activities of the Duke JV that most impact the economic results of the Duke JV. All day to day operating activities, including the carrying out of Major Decisions, are directed by Duke as managing member.

Deadlocks on Major Decisions that are not resolved through a second meeting of the executive committee trigger a reciprocal buy-sell procedure where either member (CSP or Duke) can be the company offeror and the other member assumes the role of the company offeree. The offeror stated amount represents both the value distributable through the distribution waterfall provision as the buyer or seller. The offeree has the ability to accept the offeror’s price as either the buyer or seller. In other words, the offeree can decide to buy the offeror’s interest at this price or sell its own interest to the offeror at this price.

Kick-out rights to remove the managing member are granted to the CSP member solely in a “for cause” removal situation where “fraud” or other cause for removal is identified.

The Duke JV shall only be dissolved upon the first to occur of the following events:

(a)	the approval of the executive committee (as a Major Decision);

(b)	the entry of a decree of judicial dissolution of the Duke JV under Section 18-802 of the Delaware Limited Liability Act; or

(c)	the election of either CSP or Duke at any time after December 31, 2033.

With respect to the Duke JV, the Company believes that the Duke JV is an entity under common control with Duke based on the following analysis:

Analysis under ASC 810-20-25 (EITF 04-5) and ASC 810-10-25 (EITF 96-16) follows:

ASC 810-20-25-5 (EITF 04-5) Presumption of Control Considerations:

The assessment of whether the rights of the limited partners shall overcome the presumption of control by the general partners (managing member) is a matter of judgment that depends on facts and circumstances. The general partners do not control the limited partnership if the limited partners have either of the following:

(a)	The substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause (as distinguished from with cause); and

(b)	Substantive participating rights.

Do the limited members have the substantive ability to dissolve (liquidate) the Duke JV or otherwise remove the managing member without cause? No, the dissolution of the Duke JV or the removal of the managing member without cause requires the unanimous approval of both CSP and Duke (who is also the managing member). Therefore, the limited members do not have these abilities apart from the managing member.

For purposes of this issue, the rights underlying the limited members’ ability to dissolve (liquidate) the limited membership or otherwise remove the managing member are collectively referred to as “kick-out rights.” The determination of whether the kick-out rights are substantive should be based on a consideration of all relevant facts and circumstances. Substantive kick-out rights must have both of the following characteristics:

(a)

The kick-out rights can be exercised by a single limited member or a vote of a simple majority (or a lower percentage) of the limited members voting interests held by parties other than the managing members, entities under common control with the managing members or a managing member, and other parties acting on behalf of the managing members or a managing member. The Task Force observed that a kick-out right that contractually requires a vote in excess of a simple majority (such as a supermajority) of the limited partners voting interests to remove the managing member may still be substantive if the managing member could be removed in every possible voting scenario in which a simple majority of the limited partners voting interests vote for removal.

With respect to the Duke JV, the kick-out rights as described above and in the Duke JV operating agreement are non-substantive and do not meet this requirement. The CSP limited membership interests can only remove the managing member (for cause). As a result, the Duke JV operating agreement terms fail to meet the paragraph ASC 810-20-25-8 requirement for the kick-out rights to allow for the without cause removal of the managing member. In addition, the dissolution provisions only allow for dissolution when agreed to by 100% of the executive committee, and therefore (due to this effective veto right of the Duke managing member via its affiliate limited membership interest), does not allow for the unrelated limited membership interest holder CSP to remove the managing member without cause. As noted above, the kick-out rights related to the dissolution of Duke JV which require unanimous consent also are non-substantive and do not overcome the presumption that the managing member controls the Duke JV.

As substantive kick-out rights or dissolution rights have not been identified within Duke JV, the analysis continues under ASC 810-10-25-11 and 12 (EITF 96-16) to consider substantive participating rights:

(b)

Substantive participating rights provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.

According to ASC 810-10-25-11 (EITF 96-16), noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee:

(a)	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and

(b)	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Under ASC 810-10-25-12 (EITF 96-16), the rights noted in the preceding paragraph are participating rights because, in the aggregate, the rights allow the noncontrolling shareholder to effectively participate in decisions that occur as part of the ordinary course of the investee’s business and are significant factors in directing and carrying out the activities of the business. Individual rights, such as the right to veto the termination of management responsible for implementing the investee’s policies and procedures, should be assessed based on the facts and circumstances to determine if they are substantive participating rights in and of themselves. However, noncontrolling rights that appear to be participating rights but that by themselves are not substantive would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. The likelihood that the veto right will be exercised by the noncontrolling shareholder should not be considered when assessing whether a noncontrolling right is a substantive participating right.

With respect to the Duke JV, the form of the Duke JV and its mandate for the functioning of the executive committee allows for veto rights at both the CSP level and the Duke level which effectively grant participating rights to the limited members which would overcome the presumption that the managing member controls the Duke JV.

From the perspective of CSP as the majority shareholder (with 80% of the equity interest and control over three out of five executive committee members) and Duke as the minority shareholder (with 20%

of the equity interest and two executive committee members), under ASC 810-25 (EITF 96-16) the presumption would be that CSP controls the Duke JV by virtue of its large majority ownership interest in the Duke JV and that the rights of the minority shareholder should be considered to determine if CSP controls the Duke JV and should consolidate, or if the minority owners rights are substantive participating rights and, therefore, CSP would not control the Duke JV and would therefore, not consolidate the Duke JV. The minority owner has veto rights through its right to the delegation of two members of the executive committee who can, henceforth, apply the veto rights on any Major Decision at the Duke JV because all Major Decisions require the unanimous consent of the entire five member executive committee. Major Decisions requiring unanimous consent include the minority shareholders’ (Duke’s) rights to effectively participate in the following corporate actions: (a) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures and (b) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business. As a result, CSP would not be deemed to control the Duke JV due to the substantive nature of the minority owner’s (Duke’s) participating rights. Due to the shared power over all Major Decisions, which include all the activities that most impact the economic results of the Duke JV, the Duke JV is concluded to be under the common control of CSP and Duke.

Regarding “substantive participating rights” as cited above, ASC 810-10-25-13 (EITF 96-16) continues by adding: “The following factors shall be considered in evaluating whether noncontrolling rights that appear to be participating are substantive rights, that is, whether these factors provide for effective participation in significant decisions related to the investee’s ordinary course of business.”

Consideration shall be given to situations in which a majority shareholder owns such a significant portion of the investee that the noncontrolling shareholder has a small economic interest. As the disparity between the ownership interest of majority and noncontrolling shareholders increases, the rights of the noncontrolling shareholder are presumptively more likely to be protective rights and shall raise the level of skepticism about the substance of the right. Similarly, although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor’s economic interest in the investee decreases.

With respect to the Duke JV, we considered whether the 20% interest of Duke was insignificant, however, such equity interest is material to the Duke JV and, therefore, Duke’s rights are more than just protective in nature (such rights are substantive in nature). As a result, CSP’s majority ownership interest does not control the Duke JV.

In addition we considered ASC 970-25-2, which states: the power to control may also exist with a lesser percentage of ownership by agreement with other partners (FSP SOP78-9-1, paragraph 4). On the other hand, the majority interest holder may not control the entity if one or more of the other partners have substantive participating rights that permit those other partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. The determination of whether the rights of the other partners are substantive participating rights shall be evaluated in accordance with the guidance for substantive participating rights in Subtopic 810-20. If the other partners have substantive participating rights, the presumption of control by the majority interest holder is overcome. A noncontrolling investor in a general partnership shall account for its investment by the equity method and should be guided by the provisions of Topic 323 (FSP SOP78-9-1, paragraph 4).

Conclusion that the Duke JV is under common control

Based on the above ASC 810-20-25 and 810-10-25 (EITF 04-5, EITF 96-16, respectively) considerations and evaluation, substantive participating rights exist for both the majority and minority limited interest holders because all Major Decisions are under the shared control of the two limited members of the Duke JV. In other words, the Duke JV is under the common control of Duke and CSP. Based on Duke’s substantive participating rights as a minority limited interest holder, and based on Duke’s lack of control of the Duke JV in its role as managing member of the Duke JV, neither Duke nor CSP, as majority owner, have substantive control of the Duke JV.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

3.

We note your disclosure related to acquisition and improvements on real estate investments in note 10. Please tell us and separately present on your statement of cash flows in future filings, if material, investing activity cash outflows related to acquisitions and recurring capital expenditures.

Response: In response to the Staff’s comment, note 10 to our consolidated financial statements currently presents the following table of all capital expenditures for the Company, including the combined capital additions to real estate investments from acquisitions and improvements ($ in thousands):

Capital Expenditures(1)	2011
Domestic Industrial Properties—Continuing Operations	$70,382
Domestic Office Properties—Continuing Operations	376,028
Domestic Industrial Properties—Discontinued Operations	0
International Office/Retail Properties	2,048
Non-Segment Assets	512
Non-Segment Construction in Progress—Variable Interest Entity	9,078
Total Capital Expenditures	$458,048

Reconciliation to the statement of cash flows:

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of Real Estate Property	(192,899)
Improvements to Investments in Real Estate	(12,030)
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Notes Payable Assumed on Acquisition of Real Estate	$(253,119)

Reconciled Total presented on the cash flow statement: $458,048

We believe that our investing activity cash outflows related to acquisitions and recurring capital expenditures (which includes “Tenant Improvement” additions and “Construction in Progress” additions), presented as “Acquisitions of Real Estate Property” and “Improvements to Investments in Real Estate,” respectively, on the statement of cash flows, have been properly presented on the statement of cash flows for all periods presented. In future filings, we will break-out the increase in “Construction in Progress” as a separate line item apart from the “Improvements to Investments in Real Estate” within investment activity cash outflows to present greater detail to the users of our consolidated financial statements.

Investments in Unconsolidated Entities, page F-26

4.

Please tell us and disclose in future periodic reports whether the accounting policies of your investments in unconsolidated entities are similar to your own. If not, please provide discussion highlighting such differences.

Response: In response to the Staff’s comment, we supplementally advise the Staff that we will include in future filings within Note 2 Basis of Presentation and Summary of Significant Accounting Policies as part of our description of our accounting policies for “Investments in Unconsolidated Entities” the following language:

“The accounting policies applied by each of the Company’s unconsolidated investee entities are consistent with those applied by the Company.”

Schedule III – Properties and Accumulated Depreciation Through December 31, 2011, page F-62

5.	Please reconcile the Total cost of investment in real estate and accumulated depreciation disclosed herein to the amounts as recorded on your consolidated balance sheets as of December 31, 2011.

Response: In response to the Staff’s comment, total cost as disclosed on Schedule III is $1,514,633,000 as of December 31, 2011. This amount is inclusive of all wholly-owned properties acquired through December 31, 2011, including our consolidated VIE property, Atwater, which is presented separately on the balance sheet. Our balance sheet reports “Net Investments in Real Estate” of $1,502,873,000, which when compared to Schedule III, has a difference of $11,760,000. The difference is primarily due to the inclusion in Schedule III of our investment in a consolidated VIE presented separately on the balance sheet in the amount of $17,233,000. Included within this balance sheet amount is the value of the land and improvements for the Atwater property held in our consolidated VIE investment in the amount of $12,383,000 which is also presented as the Atwater property on Schedule III. The remaining difference of $623,000 includes amounts of “Furniture Fixtures and Equipment,” and other assets separable from the Atwater property included within the Net Investments in Real Estate balance on our consolidated balance sheet as of December 31, 2011.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or Mr. Hugh S. O’Beirne at (609) 683-4900 should you require additional information or have any questions.

Yours truly,

/s/ Martin A. Reid
Martin A. Reid
Chief Financial Officer

cc:	Mr. Mark Rakip
Mr. Ryan P. Martin
Mr. Hugh S. O’Beirne, Esq.
Mr. Jason D. Myers, Esq.